UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2010	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: February 4, 2010	By:	/s/ Michelle Caturay
		Name:	Michelle Caturay
		Title:	Vice-President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibit 99.1 - Management Proxy Circular ( including Notice of Meeting)
Exhibit 99.2 - Notice of Consent for Beneficial Shareholders
Exhibit 99.3 - Notice of Consent for Registered Shareholders
Exhibit 99.4 - Proxy Form